

November 21, 2011

Via E-mail
Mr. Nelson F. Greene, Esq.
Chief Legal Officer and Secretary
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, Ohio 45249

> **Re:** **Vantiv, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2011**
> **File No. 333-177875**

Dear Mr. Greene:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, the Statements of Equity have not been presented for each period for which an income statement is required to be filed pursuant to Rule 3-02 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Alex Lynch, Esq.
       Weil, Gotshal & Manges LLP
       Via E-mail